As submitted confidentially with the Securities and Exchange Commission on July 8, 2016 as Amendment No. 2 to the confidential submission. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CRISPR THERAPEUTICS AG

(Exact name of Registrant as specified in its Charter)

Switzerland	2836	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

CRISPR Therapeutics AG

Aeschenvorstadt 36

4051 Basel

Switzerland

+41 61 228 7800

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Dr. Rodger Novak

Chief Executive Officer

CRISPR Therapeutics, Inc.

200 Sidney St.

Cambridge, Massachusetts 02139

(617) 315-4600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom	Patrick O’Brien
Robert E. Puopolo	Paul Kinsella
Goodwin Procter LLP	Ropes & Gray LLP
100 Northern Avenue	Prudential Tower
Boston, MA 02210	800 Boylston Street
(617) 570-1000	Boston, MA 02199
(617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Common shares, nominal value CHF 0.10 per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE:

This Amendment No. 2 to this confidential draft submission of the Registrant’s Registration Statement is an exhibits-only submission to file certain exhibits incorporated by reference in Item 16 of Part II of the confidential draft submission of the Registration Statement and to restate the exhibit index incorporated by reference in Item 16. Accordingly, this Amendment No. 2 consists only of the facing page, this explanatory note, Part II of the confidential draft submission of the Registration Statement, including the signature page, the exhibit index, and the exhibits filed herewith. The prospectus is unchanged and has therefore been omitted from this filing.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common shares being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ Global Market, or NASDAQ, listing fee:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$	*
NASDAQ Global Market listing fee		125,000
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous costs		*

Total	$	*

*	To be provided by amendment.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the NASDAQ listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

Item 14. Indemnification of Directors and Officers

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or negligence, although legal scholars advocate that at least gross negligence be required), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, Article 29 of our articles of association provides for indemnification of the existing and former members of our board of directors, executive management, and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to members of our board of directors and executive management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the company.

We intend to enter into indemnification agreements with each of the members of our board of directors and executive officers in the form to be filed as an exhibit to this Registration Statement upon the closing of this offering.

In the underwriting agreement that we enter into in connection with the sale of the common shares being registered hereby, a form of which will be filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, the Securities Act, against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold during the last three fiscal years. Within the last three years, the registrant has issued and sold the following securities:

1.	Since October 31, 2013, the registrant issued and sold 1,068,000 common shares for aggregate consideration of CHF 106,800.

2.	On November 5, 2013, the registrant issued and sold 132,000 of its Series A-1 Preferred Shares for aggregate consideration of approximately CHF 501,600.

3.	On May 6, 2014, the registrant issued and sold 936,000 of its Series A-2 Preferred Shares for aggregate consideration of approximately CHF 9.5 million.

4.	On April 14, 2015, the registrant issued and sold 3,227,401 of its Series A-3 Preferred Shares for aggregate consideration of approximately $45.7 million.

5.	On March 24, 2015, the registrant issued 590,428 common shares in exchange for 4,600 ordinary shares of TRACR Hematology Limited and the assignment of certain rights to subscribe for ordinary shares of TRACR Hematology Limited.

6.	On May 4, 2015, the registrant issued and sold 1,355,704 of its Series B Preferred Shares for aggregate consideration of approximately CHF 28.0 million.

7.	On January 29, 2016, the registrant issued 1,639,382 of its Series B Preferred Shares in connection with the conversion of outstanding convertible loans with aggregate principal and accrued interestof approximately $73.4 million.

8.	On June 10, 2016, the registrant issued 850,274 of its Series B Preferred Shares for aggregate consideration of approximately $38.1 million.

9.	Since April 15, 2015, the registrant issued options to purchase 715,477 shares of its common shares to its employees at a weighted-average exercise price of 9.89 per share.

We deemed the offers, sales and issuances of the securities described in paragraphs (1) through (8) above to be exempt from registration under the Securities Act, in reliance on Section 4(a)(2) of the Securities Act, regarding transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Section 4(a)(2) represented to us that they were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the issuances of our common stock and options to purchase common stock in paragraph (9) to be exempt from registration under the Securities Act either in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701, or in reliance on Section 4(a)(2), as transactions by an issuer not involving a public offering. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

There were no underwritten offerings employed in connection with any of the transactions set forth above.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits. See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Basel, Switzerland on         , 2016.

CRISPR THERAPEUTICS AG

By:
	Name:	Dr. Rodger Novak
	Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dr. Rodger Novak and Marc A. Becker and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on the date indicated below in the capacities indicated:

Signature	Title	Date

Dr. Rodger Novak	Chief Executive Officer (principal executive officer)	, 2016

Marc A. Becker	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2016

Dr. N. Anthony Coles	Chairman and Director	, 2016

Dr. Ali Behbahani	Director	, 2016

Dr. Bradley Bolzon	Director	, 2016

Dr. Simeon J. George	Director	, 2016

Kurt von Emster	Director	, 2016

Dr. Thomas Woiwode	Director	, 2016

Dr. Pablo Cagnoni	Director	, 2016

Marc A. Becker	Authorized Representative in the United States	, 2016

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement

3.1*	Form of Articles of Association

4.1*	Subscription Agreement, dated December 19, 2015, by and between CRISPR Therapeutics AG and Bayer Global Investments B.V.

5.1*	Opinion of Vischer AG, Swiss counsel of CRISPR Therapeutics AG, as to the validity of the common shares

8.1*	Opinion of Vischer AG, Swiss counsel of CRISPR Therapeutics AG, as to Swiss tax matters

10.1†	Joint Venture Agreement, dated December 19, 2015, between CRISPR Therapeutics AG and Bayer HealthCare LLC

10.2†	IP Contribution Agreement, dated March 16, 2016, by and between CRISPR Therapeutics AG, Bayer HealthCare LLC and Casebia Therapeutics LLP

10.3†	Option Agreement, dated March 16, 2016, by and between CRISPR Therapeutics AG, Bayer HealthCare LLC and Casebia Therapeutics LLP

10.4†	Strategic Collaboration, Option and License Agreement, dated October 26, 2015, by and among CRISPR Therapeutics AG, CRISPR Therapeutics Limited, CRISPR Therapeutics, Inc., TRACR Hematology Limited, Vertex Pharmaceuticals, Incorporated and Vertex Pharmaceuticals (Europe) Limited

10.5†	License Agreement, dated April 15, 2014, by and between CRISPR Therapeutics AG and Emmanuelle Marie Charpentier

10.6†	License Agreement, dated April 15, 2014, by and between TRACR Hematology Limited and Emmanuelle Marie Charpentier

10.7†	Patent Assignment Agreement, dated November 7, 2014, by and between CRISPR Therapeutics AG, Emmanuelle Marie Charpentier, the University of Vienna and Ines Fonfara

10.8*	Form of Indemnification Agreement

10.9*	Registration Rights Agreement, dated June 10, 2016, by and among CRISPR Therapeutics AG and certain shareholders

10.10*	Employment Agreement, dated November 11, 2013, by and between Inception Genomics AG and Rodger Novak

10.11*	Employment Agreement, dated January 18, 2016, by and between CRISPR Therapeutics, Inc. and Marc A. Becker

10.12*	Offer Letter, dated July 10, 2015, by and between CRISPR Therapeutics, Inc. and Samarth Kulkarni

10.13*	Employment Agreement, dated February 18, 2015, by and between CRISPR Therapeutics, Inc. and Sven Ante Lundberg

10.14*	CRISPR Therapeutics AG 2015 Stock Option and Grant Plan

10.15*	CRISPR Therapeutics AG 2016 Stock Option and Incentive Plan

21.1*	Subsidiaries of the Registrant

23.1*	Consent of Ernst & Young LLP

23.2*	Consent of Vischer AG, Swiss counsel of CRISPR Therapeutics AG (included in Exhibit 5.1)

23.3*	Consent of Vischer AG, Swiss counsel of CRISPR Therapeutics AG (included in Exhibit 8.1)

23.4*	Consent of Goodwin Procter LLP (included in Exhibit 8.2)

24.1*	Powers of attorney (included on signature page to the registration statement)

*	To be filed by amendment
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.